NORTHERN DYNASTY MINERALS LTD.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at May 12, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 17, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Northern Dynasty Minerals Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or Company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly called “ADP Investor Communication Services”) (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you or a person designated by you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed May 12, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 12, 2008, there were 92,543,639 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 12, 2008 are:

Shareholder Name	Number of Common Shares	Percentage of Issued
	Held	Common Shares
QIT-Fer et Titane Inc.(1) 1625 Marie-Victorin Rd. Sorel-Tracy, Quebec J3R 1M6 Canada	18,145,845 Common Shares	19.6%

Notes:
(1)	The above holdings information is publicly available at www.sedi.ca. The Company has been advised that the shareholder is an affiliate of Rio Tinto Plc.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2007, report of the auditor, and related management discussion and analysis will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario. Copies of the documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The Company currently has 11 directors however, Mr Walter Segsworth has decided not to stand for re-election, so the number of directors will be reduced to 10 on his resignation. The following table and accompanying biographical information sets out the names of management’s 10 nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled are based on insider reports filed on www.sedi.ca as at May 12, 2008.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
David J. Copeland Director Vancouver, British Columbia	Since June 1996	2,056,783 Common Shares 240,000 Options(1)
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,684,133 Common Shares 240,000 Options(1)
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1994	3,263,583 Common Shares(4) 318,000 Options (2)
David Elliott Director Vancouver, British Columbia	Since July 2004	13,000 Common Shares 240,000 Options(1)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since June 2004	Nil Common Shares 240,000 Options(1)
Russell E. Hallbauer Director West Vancouver, British Columbia	Since April 2008	Nil Common Shares 75,000 Options(5)
Wayne Kirk Director San Rafael, California	Since July 2004	20,000 Common Shares 240,000 Options (1)
Jeffrey R. Mason CFO and Director Vancouver, British Columbia	Since June 1996	1,829,889 Common Shares 240,000 Options
Stephen Victor Scott Director West Vancouver, British Columbia	Since October 2007	Nil Common Shares(1)
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Common Shares 363,000 Options(3)

Notes:
1.

Mr. Copeland, Mr. Cousens, Mr. Elliott, Mr. Fretwell, Mr. Kirk and Mr. Mason, each hold options to purchase 90,000 Common Shares at $7.25 per share expiring on April 30, 2011, 75,000 Common Shares at $10.95 per share expiring on February 20, 2012 and 75,000 Common Shares at $9.74per share expiring on April 11, 2013.

2.

Mr. Dickinson holds options to purchase 90,000 Common Shares at an exercise price of $7.25 per share expiring on April 30, 2011, 114,000 Common Shares at $10.95 per share expiring on February 20, 2012 and 114,000 Common Shares at $9.74 per share expiring on April 11, 2013.

3.

Mr. Thiessen holds options to purchase 135,000 Common Shares at an exercise price of $7.25 per share expiring on April 30, 2011, 114,000 Common Shares at $10.95 per share expiring on February 20, 2012 and 114,000 common shares at $9.74 per share expiring on April 11, 2013.

4.	Certain of these shares are held by United Mineral Services and 491038 BC Ltd, private companies that are wholly owned by Mr. Dickinson.
5.	Mr. Hallbauer holds options to purchase 75,000 common shares at $9.74 per share expiring on April 11, 2013.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & Chief Executive Officer	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer Chairman	September 2006 September 2007	September 2007 Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration – Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Rockwell Diamonds Inc.	Director and Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm, ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003

GORDON J. FRETWELL, B.Comm., LLB. – Director

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

RUSSELL HALLBAUER, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

JEFFREY R. MASON, B.Comm., CA – Director and Chief Financial Officer

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	February 2008
	Chief Financial Officer	June 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	Present

Company	Positions Held	From	To
	Director	June 1995	February 2008
Continental Minerals Corporation	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer/Secretary	July 2006	November 2007
Farallon Resources Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

STEPHEN V. SCOTT, CPA – Director

Mr. Scott has over 20 years of experience in the mining industry, encompassing both international and domestic assignments. He has been General Manger Commercial, Rio Tinto Exploration, Project Generation Group, since 2005. Between 2000 and 2005, Mr. Scott held other senior managerial positions within the Rio Tinto plc group.

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

OTHER OFFICERS

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law for over 12 years, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc., he served as in house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present

Company	Positions Held	From	To
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present

BRUCE JENKINS – Director, Environmental Affairs

Bruce Jenkins has over 30 years of experience in North America, South America, Asia, Africa and Europe, specializing in project and corporate management, environmental science, permitting, government relations, administration and finance, and public consultations of large mining projects.

SEAN MAGEE – Director, Public Affairs

A former journalist and speechwriter in the Canadian province of British Columbia, Sean Magee has been involved in communication and public affairs issues affecting natural resource industries for more than 15 years.

Prior to joining Northern Dynasty as Vice President of Public Affairs in 2006, Sean was the principal of one of Vancouver’s leading corporate communication and public relations agencies. During his 10-year tenure as Vice President & General Manager of Optimum Public Relations, he provided strategic counsel and communication planning services to a blue-chip Canadian and international clientele in the mining, forestry, energy, transportation, telecommunication, technology, manufacturing, retail and real estate sectors.

Sean has worked as part of the project development team for the Pebble Project since 2004, and has had a professional relationship with Vancouver-based mineral exploration and development company Hunter Dickinson Inc. since 1996. He has been involved in numerous major project developments in the mining, energy and transportation sectors in Canada, and served two years as Communication Manager for a major forest industry association in British Columbia in the early 1990s. He is currently the Director of Public Affairs for The Pebble Limited Partnership, formed in July 2007.

STEPHEN HODGSON – Vice President, Engineering

Stephen Hodgson is a professional engineer with 30 years of experience in mine operations, mine development and project engineering. He is also Vice President of Engineering for Hunter Dickinson Inc. and Feasibility Study Director for the Pebble Project.

APPOINTMENT OF AUDITOR

De Visser Gray, Chartered Accountants, 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities. A copy of the Audit Committee Charter is available for download from the Company’s website: www.northerndynastyminerals.com.

The Audit Committee, consisting of David Elliott, Wayne Kirk and Gordon Fretwell, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Elliott, the Audit Committee’s chairman, is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and a understanding of internal controls and procedures for financial reporting.

Both Mr. Kirk and Mr. Fretwell are experienced securities lawyers and Mr. Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s auditors, De Visser Gray, Chartered Accountants, of Vancouver, BC, have not provided any material non-audit services during the most recently-completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by De Visser Gray to the Company to ensure auditor independence. Fees incurred with De Visser Gray for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2007	Fees paid to auditor in year ended December 31, 2006
Audit Fees (1)	$ 70,000	$ 40,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-

Nature of Services	Fees paid to auditor in year ended December 31, 2007	Fees paid to auditor in year ended December 31, 2006
All Other Fees (4)	-	-
Total	$ 70,000	$ 40,000

Notes:
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on November 1, 2007. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. A copy of the Manual is available for review at the Company’s website (www. northerndynastyminerals.com).

Composition of the Board of Directors

The Manual requires that the board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the corporation. The Manual recommends that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for board members when they consider it advisable.

Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of the Company is proposing 10 nominees for the office of director of whom three (3) of the nominees can be considered as “independent” directors. The “independent” nominees are David Elliott, Wayne Kirk and Gordon Fretwell. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Messrs. David Copeland (provides engineering services), Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Former Chair and Co-Chair and provides geological consulting services), Russell Hallbauer (provides engineering services), Jeffrey Mason (Chief Financial Officer), Stephen Scott (employee of Rio Tinto plc, affiliate of 19.6% shareholder identified on page 4) and Ronald Thiessen (Chairman of the Board).

All directors, independent or non-independent, except Mr. Scott, serve together on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Inc. (“HDI”). As described in the Company’s Annual Information Form, HDI is a private company owned by eight publicly traded resource companies. HDI employs members of the executive management of all the eight companies (of which the Company is one) and HDI in turn invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, on a cost recovery basis.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. The committee considered and recommended reelection of the current Board. This Committee consists of Jeffrey Mason, David Elliott, Gordon Fretwell and Wayne Kirk, a majority of whom are independent (see below). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

The Manual requires that (i) committees of the board of directors be composed of at least a majority of independent directors (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) the audit committee of every board of directors be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee and a Nominating and Governance Committee.

Compensation Committee

The Board has established a Compensation Committee consisting of Jeffrey Mason, David Elliott, Gordon Fretwell and Wayne Kirk. The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under heading “Compensation of Executive Officers”. The charter for the Compensation Committee was most recently amended on November 1, 2007 and is included in the Manual. This charter is available for viewing at the Company’s website at www.northerndynastyminerals.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee consisting of Jeffrey Mason, David Elliott, Gordon Fretwell and Wayne Kirk. The charter for the Nominating and Governance Committee was most recently amended on November 1, 2007 and is included in the Manual. This charter is available for viewing at the Company’s website at www. northerndynastyminerals.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company has formal procedures for assessing the effectiveness of board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board.

Board Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility, which is not delegated to senior management or to a committee of the Board remains with the full Board.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

See the description of the Nominating and Governance Committee above.

The following table sets forth the record of attendance of board and committee meetings by Directors for the 12 months ended December 31, 2007.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
David J. Copeland	2 of 3	Not applicable	Not applicable	Not applicable
Scott D. Cousens	3 of 3	Not applicable	Not applicable	Not applicable
Robert A. Dickinson	3 of 3	Not applicable	Not applicable	Not applicable
David Elliott (2)	3 of 3	6 of 6	1 of 1	Not applicable
Gordon Fretwell (1)	2 of 3	6 of 6	1 of 1	Not applicable
Wayne Kirk (3)	3 of 3	6 of 6	1 of 1	Not applicable
Jeffrey R. Mason	3 of 3	Not applicable	Not applicable	Not applicable
Walter Segsworth (4)	2 of 3	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen	2 of 3	Not applicable	Not applicable	Not applicable

Notes:

(1)	Compensation Committee Chairman.

(2)	Audit Committee Chairman.

(3)	Nominating and Governance Committee Chairman.

(4)	Mr. Segsworth has elected not to stand for election as a director.

Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has adopted a formal ethics policy which is available for download from the Company’s website. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Committee recommended the 10 current directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ronald Thiessen, President and Chief Executive Officer, Jeffrey Mason, Chief Financial Officer, Bruce Jenkins, Director, Environmental Affairs, Stephen Hodgson, VP Engineering and Sean Magee, Director, Public Affairs are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICER	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen sation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen President, Chief Executive Officer and Director	2007 2006 2005	211,621 176,021 177,211	Nil 46,841(2) Nil	Nil Nil Nil	114,000 135,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason Secretary, Chief Financial Officer and Director	2007 2006 2005	116,536 99,082 106,554	Nil 46,841(2) Nil	Nil Nil Nil	75,000 90,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Jenkins(1) Director, Environmental Affairs	2007 2006 2005	207,553 176,138 203,225	40,000 20,000 Nil	Nil Nil Nil	100,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Hodgson Vice-President, Engineering	2007 2006 2005	243,000 204,388 158,000	40,000 20,000 Nil	Nil Nil Nil	100,000 50,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Sean Magee Director, Public Affairs	2007	160,000	20,000	Nil	40,000	Nil	Nil	Nil

Notes:
(1)	Compensation for Mr. Jenkins services is paid to Sidev Holdings Ltd., a private company controlled by Mr. Jenkins.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options and Stock Appreciation Rights

The Company did not have a stock appreciation rights (“SARs”) plan during the fiscal year ended December 31, 2007.

The share options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald Thiessen	114,000	7.91%	$10.95	$10.95	February 20, 2012
Jeffrey Mason	75,000	5.20%	$10.95	$10.95	February 20, 2012
Bruce Jenkins	100,000	6.94%	$10.32	$10.32	April 30, 2009
Stephen Hodgson	100,000	6.94%	$10.32	$10.32	April 30, 2009
Sean Magee	40,000	2.78%	$10.32	$10.32	April 30, 2009

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald Thiessen	Nil	Not applicable	173,000 / 76,000	$1,394,850 / $832,200
Jeffrey Mason	Nil	Not applicable	115,000 / 50,000	$926,250 / $547,500
Bruce Jenkins	50,000	$332,750	83,333 / 66,667	$706,500 / $688,000
Stephen Hodgson	250,000	$1,357,500	83,333 / 66,667	$706,500 / $688,000
Sean Magee	Nil	Not applicable	13,333 / 26,667	$36,533 / $73,066

The December 31, 2007 closing price of the Company’s common shares as quoted on the TSX was $13.06.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2007.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefits or actuarial plans in place for the Company.

Compensation Committee Disclosure

The Board has established a Compensation Committee consisting of David Elliott, Gordon Fretwell, Wayne Kirk and Jeffrey Mason. Mr. Mason is the Chief Financial Officer of the Company. The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Compensation Committee has the following duties, responsibilities and authority:

(a)

The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee shall review director compensation at least annually.

(b)

The Committee shall annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c)	The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Committee shall administer the Company's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j)	The Committee shall recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also determines the compensation of the Chief Financial Officer and the other executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Messrs. Thiessen and Mason do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Jenkins, Hodgson and Magee work on the Company's activities on a substantially full-time basis.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. For the most recently completed fiscal year, bonuses were paid to Messrs. Jenkins, Hodgson and Magee, senior executives of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including base salaries, bonuses and competitive factors. The amounts and terms of options granted are determined by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review the overall compensation plan for senior management so as to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders.

Performance Graph

The Common Shares of the Company were listed for trading on the Toronto Stock Exchange (the “TSX”) on October 30, 2007. The following graph compares the total cumulative return to a shareholder for the last five years who invested $100 in Common Shares of the Company on January 1, 2002 with the total cumulative return on TSX Venture Exchange ("TSXV") from January 1, 2002 to October 29, 2007 and from October 30, 2007 to December 31, 2007 on the TSX.

Compensation of Directors

Each director of the Company who is an independent director (namely Elliott, Fretwell, and Kirk) was paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Effective May 1, 2008, the fee for the Audit Committee Chairperson has increased to $7,500 per annum.

The following directors received options to purchase Common Shares under the Option Plan of the Company during the year ended December 31, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David J. Copeland	75,000	$10.95	$10.95	February 20, 2012
Scott D. Cousens	75,000	$10.95	$10.95	February 20, 2012
Robert A. Dickinson	114,000	$10.95	$10.95	February 20, 2012
David Elliott	75,000	$10.95	$10.95	February 20, 2012
Gordon Fretwell	75,000	$10.95	$10.95	February 20, 2012

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Wayne Kirk	75,000	$10.95	$10.95	February 20, 2012
Jeffrey R. Mason	75,000	$10.95	$10.95	February 20, 2012
Walter Segsworth	75,000	$10.95	$10.95	February 20, 2012
Ronald W. Thiessen	114,000	$10.95	$10.95	February 20, 2012

Note: The options granted vest as follows: 1/3 on August 20, 2007, 1/3 on February 20, 2008 and 1/3 on August 20, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2006 Share Option Plan (the “Option Plan”) which was approved by shareholders on June 20, 2006. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Option Plan provides that options may be issued to directors, officers, employees and others who provide services to the Company or any subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Plan and the Company's other previously established share compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares. Under the Option Plan, as the outstanding options are exercised, additional options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of options available for granting to eligible optionees will increase. As at the date hereof there are options outstanding to purchase an aggregate of 5,038,900 Common Shares representing approximately 5.4% of Common Shares outstanding. A copy of the Option Plan will be available at the Meeting and a copy can by obtained from the Company.

At the Meeting shareholders will be requested to approve an amendment to the Option Plan to conform to the policies of the Toronto Stock Exchange (the “TSX”). See heading “Amendment to Share Option Plan”.

The material terms of the current Option Plan are:

The exercise price of an option will be set by the Compensation Committee at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated in accordance with TSX rules.

An option can be exercisable for a maximum of 10 years from the effective date.

Vesting of options is at the discretion of the Compensation Committee, and will generally be subject to:

(i)

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Compensation Committee, achieving certain milestones which may be defined from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(i)

in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(ii)	subject to the other provisions of this section, vested options shall expire the earlier of the date of expiration of the term or 90 days after the date the optionee ceases to be employed by,

provide services to, or be a director or officer of, the Company, and all unvested options shall immediately terminate without right to exercise same;

(iii)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(iv)	in the event of a change of control occurring, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(v)

in the event of a Director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the Director is not re-elected.

Except as provided above in the case of death of an optionee, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

The number of Common Shares subject to an option will be subject to adjustment in the events and in the manner following:

(i)

in the event of a subdivision of Common Shares, at any time while an option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of optioned shares thereunder, in addition to the number of optioned shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an optionee making any additional payment or giving any other consideration therefor;

(ii)

in the event of a consolidation of the Common Shares, at any time while an option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an optionee will accept, at the time of purchase of optioned shares thereunder, in lieu of the number of optioned shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(iii)

in the event of any change of the Common Shares, at any time while an option is in effect, the Company will thereafter deliver at the time of purchase of optioned Shares thereunder the number of shares of the appropriate class resulting from the said change as an optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(iv)

in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an option is in effect, an optionee will thereafter have the right to purchase and receive, in lieu of the optioned shares immediately theretofore purchasable and receivable upon the exercise of the option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of optioned shares immediately theretofore purchasable and receivable upon the exercise of the option would have received as a result thereof.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Share Plan)	2,775,400	$9.06	6,478,963
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,775,400	$9.06	6,478,963

Other notes:
(1)	The Company granted 1,441,000 options in the financial year ended December 31, 2007 and 2,263,500 options from January 1, 2008 to the date of this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than the Option Plan approval or as otherwise disclosed or referred to herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by eight public companies, one of which is the Company. HDI has certain directors in common with the Company and HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996 (the “Agreement”).

Pursuant to the Agreement an aggregate of approximately $5,386,000 was paid directly by the Company to HDI for services rendered during the year ended December 31, 2007.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Share Option Plan

The Common Shares of the Company were listed on The Toronto Stock Exchange (the “TSX”) on October 30, 2007. In order to comply with the policies of the TSX, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the directors approved an amended share option plan (the “Plan”) on May 20, 2008. The Plan is subject to shareholder approval and pursuant to the policies of the TSX the continuation of the Plan requires shareholder approval at every third annual meeting of the Company by ordinary resolution.

2.Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding in the Plan, are reserved for options to be granted at the discretion of the Company’s Board to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan. At the date of this Information Circular, options to purchase an aggregate of 5,038,900 Common Shares were outstanding, representing approximately 5.4% of Common Shares outstanding. The Plan is subject to restrictions that: (i) the number of Common Shares issuable to Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company’s other security based compensation plans may not exceed 10% of the issued Common Shares within any 12 month period; (ii) the number of Common Shares issuable to Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued Common Shares; and (iii) no exercise price of an option granted to an Insider may be reduced nor an extension to the term of an option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Options under the Plan must be granted at the five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation.

The Company is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and must reflect in competitive compensation relative to other companies in the industry. The amendments to the Plan are subject to TSX acceptance. The amendments are both of a substantive and administrative nature as further described below.

The Board has determined that, in order to reasonably protect the rights of the participants, certain amendments should be made to the current share option plan. In addition, as a matter of administration, the Board has determined that it is necessary to clarify when amendments to the Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the Plan provide that:

(a) All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid;

(b) If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any Plan participant is restricted by a black-out, or any such blackout extends to a date which is within 9 business days of the expiry of the option, the exercise date will be extended to 10 business days after the trading restrictions are lifted; and

(c) The Plan and outstanding options may be amended by the Board without Shareholder approval in the following circumstances:

(i) it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii) it may change the vesting provisions of an Option or the Plan;

(iii) it may change the termination provision of an Option or the Plan which does not entail an extension beyond the original Expiry Date of an Option;

(iv) it may add a cashless exercise feature payable in cash or common shares to the Plan;

(v) it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii) it may make such amendments as reduce, and do not increase, the benefits of the Plan to potential optionees.

The full text of the Plan will be filed prior to the Meeting in a Material Change Report expected to be filed in May 2008, and will be available for download at www.sedar.com. As well, a copy of the Plan will be available for inspection at the Meeting.

In accordance with the policies of the TSX, the amendments to the Plan must be approved by a majority of the votes cast at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a) the share option plan dated for reference June 20, 2006, as amended November 24, 2006 and May 20, 2008 , all as more particularly described in the Information Circular of the Company dated as of May 12, 2008, be ratified and approved;

(b) the Company be authorized to abandon all or any part of the amendments to the share option plan if the Board deems it appropriate and in the best interests of the Company to do so;

(c) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution; and

(d) all unallocated entitlements under the Plan be approved until June 17, 2011

The Board recommends that shareholders vote in favour of the amendment to the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the Annual Report containing the audited financial statements for the years ended December 31, 2007, auditor’s report, and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 21, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer